EXHIBIT 1

DIRECTORS AND EXECUTIVE OFFICERS OF CANADA GROWTH FUND INC. AND CANADA GROWTH FUND INVESTMENT MANAGEMENT INC.

Each occupation set forth opposite such person's name refers to employment with the Reporting Persons or their respective parent company. To the knowledge of the Reporting Persons, none of the directors or executive officers below have, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws. To the knowledge of the Reporting Persons, none of the directors or executive officers below beneficially own any of the common shares of NMG. Each of the directors and executive officers of the Reporting Persons listed below is a citizen of Canada. In addition to the Canadian citizenship of the following individuals, Carlos Gallardo is a citizen of Spain, Patrick Charbonneau is a citizen of the United Kingdom and Moritz Krautkraemer is a citizen of Germany. Capitalized terms used but not defined in this Exhibit 1 shall have the same meanings ascribed to them in Amendment No. 1 to the Schedule 13D.

CGF Officers

Name	Title	Address of Present Occupation or Employment
Elizabeth Wademan	President and Chief Executive Officer - Canada Development Investment Corporation	161 Bay Street, Suite 4540 Toronto, Ontario M5J 2S1 Canada
Tess Lofsky	Executive Vice President, General Counsel and Corporate Secretary - Canada Development Investment Corporation	161 Bay Street, Suite 4540 Toronto, Ontario M5J 2S1 Canada
Carlos Gallardo	Chief Financial Officer - Canada Development Investment Corporation	161 Bay Street, Suite 4540 Toronto, Ontario M5J 2S1 Canada
Moritz Krautkraemer	Senior Director, Execution & Advisory- Canada Development Investment Corporation	161 Bay Street, Suite 4540 Toronto, Ontario M5J 2S1 Canada

CGF Directors

Name	Title	Address of Present Occupation or Employment
Elizabeth Wademan	President - Canada Development Investment Corporation	161 Bay Street, Suite 4540 Toronto, Ontario M5J 2S1 Canada
Corinne Boone	Chief Executive Officer - Climate and Sustainable Innovation	161 Bay Street, Suite 4540 Toronto, Ontario M5J 2S1 Canada
Sean Strickland	Executive Director - Canada's Building Trades Unions	72 Chamberlain Avenue Ottawa, Ontario K1S 1V9 Canada
Candace MacGibbon	Corporate Director	175 Crescent Road Toronto, Ontario M4W 1V1 Canada
Aaron Engen	President and Chief Executive Officer - Alberta Electric System Operator	3000, 240 - 4 Avenue S.W. Calgary, Alberta T2P 4H4 Canada

CGFIM Directors

Name	Title	Address of Present Occupation or Employment
Deborah K. Orida	President and Chief Executive Officer, Office of the President and CEO - PSP Investments	1250, boul. René-Lévesque Ouest, bureau 1400 Montréal, Québec H3B 5E9 Canada
Patrick Charbonneau	Chief Investment Officer, Chief Investment Office - PSP Investments	1250, boul. René-Lévesque Ouest, bureau 1400 Montréal, Québec H3B 5E9 Canada
Yannick Beaudoin	President and Chief Executive Officer, Canada Growth Fund Investment Management – PSP Investments	1250, boul. René-Lévesque Ouest, bureau 1400 Montréal, Québec H3B 5E9 Canada

CGFIM Officers

Name	Title	Address of Present Occupation or Employment
Yannick Beaudoin	President and Chief Executive Officer, Canada Growth Fund Investment Management - PSP Investments	1250, boul. René-Lévesque Ouest, bureau 1400 Montréal, Québec H3B 5E9 Canada
Cristina Lopez	Chief Investment Officer, Canada Growth Fund Investment Management – PSP Investments	685 Centre Street SW Calgary, Alberta T2G 5P6 Canada
Caroline Vermette	Senior Vice President and Chief Financial Officer, Chief Financial Officer (CFO) Group – PSP Investments	1250, boul. René-Lévesque Ouest, bureau 1400 Montréal, Québec H3B 5E9 Canada
Selin Bastin	Chief Legal Officer, Canada Growth Fund Investment Management - PSP Investments	1250, boul. René-Lévesque Ouest, bureau 1400 Montréal, Québec H3B 5E9 Canada

Martin Boily-Coté	Managing Director and Head of Taxation, Taxation -PSP Investments	1250, boul. René-Lévesque Ouest, bureau 1400 Montréal, Québec H3B 5E9 Canada
François Rozon	Managing Director and Head of Transactional Risk Management, Transactional Risk Management – PSP Investments	1250, boul. René-Lévesque Ouest, bureau 1400 Montréal, Québec H3B 5E9 Canada
Patrick Chabot	Managing Director, Projects and Cleantech, Canada Growth Fund Investment Management – PSP Investments	1250, boul. René-Lévesque Ouest, bureau 1400 Montréal, Québec H3B 5E9 Canada
Christopher Baker	Managing Director, Low Carbon Supply Chain, Canada Growth Fund Investment Management – PSP Investments	1250, boul. René-Lévesque Ouest, bureau 1400 Montréal, Québec H3B 5E9 Canada
Tammy Marer	Senior Director, Enterprise Affairs Legal Lead and Privacy Officer, Legal Affairs - PSP Investments	1250, boul. René-Lévesque Ouest, bureau 1400 Montréal, Québec H3B 5E9 Canada